

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

George Sharp
President and Director
Stratos Renewables Corp
3535 Executive Terminal Drive
Henderson, NV 89052

> **Re: Stratos Renewables Corp**
> **Registration Statement on Form 10-12G**
> **Filed January 7, 2022**
> **File No. 000-53187**

Dear Mr. Sharp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G Filed January 7, 2022

Security Ownership of Certain Beneficial Owners, page 13

1. Please refer to comment two from our letter dated November 19, 2021. We note your table on page 13 continues to includes 500,000 shares, as if they are the same class despite your disclosure on page 17 that the series B preferred shares are not convertible into common stock. Please revise our table to separately disclose each class of security separately.

2. Your table appears to indicate that the 500,000 shares held by Mr. Sharp is equal to 92.7% of the shares outstanding. This information is inconsistent with footnote (2) indicating that as of the date of the registration statement there are 235,176,673 shares outstanding. Please reconcile the percentage of shares outstanding held by Mr. Sharp or advise. Please disclose the percentage of the voting rights that Mr. Sharp controls in a footnote to the table and include a separate risk factor disclosing that Mr. Sharp will control all decisions that are put to a vote of your shareholders.

Preferred Stock, page 17

3.   We note your disclosure here that no shares of Series A preferred stock have been issued or are outstanding. Please reconcile this with your disclosure on page 16 stating that Mr. Sharp was issued 300,000 shares of Series A preferred stock on December 29, 2021.

Financial Statement Index, page 21

4.   Please revise this table to list the correct fiscal years ends presented.

Notes to Financial Statements, page F-12

5.   Please provide the disclosures required by ASC 450-20-50 for the debt securities disclosed on page 19. Address this comment for your interim financial statements.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ernest Stern, Esq.